UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2010

SYMYX TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-27765	77-0397908
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1263 East Arques Avenue		94085
Sunnyvale, California		(Zip Code)
(Address of principal executive offices)

(408) 764-2000
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	re-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events.

Additional Information For Symyx Stockholders

The following information supplements the Joint Proxy Statement/Prospectus of Symyx Technologies, Inc. (“Symyx”) and Accelrys, Inc. (“Accelrys”) filed by Accelrys pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the “SEC”) on May 19, 2010 (the “Joint Proxy Statement/Prospectus”) relating to the contemplated merger (the “Merger”) of Accelrys and Symyx, and should be read in conjunction with the Joint Proxy Statement/Prospectus (capitalized terms not defined here are defined in the Joint Proxy Statement/Prospectus):

Update on Legal Proceedings Related to the Merger

As previously disclosed in the Joint Proxy Statement/Prospectus, several lawsuits were filed in Santa Clara County against Symyx, the members of the Symyx board of directors, certain executive officers of Symyx, Accelrys and Merger Sub in purported class action lawsuits brought by individual Symyx stockholders challenging the proposed Merger and seeking, among other things, to enjoin the defendants from completing the Merger pursuant to the terms of the Merger Agreement. Subsequent to the filing of the first lawsuit, several additional lawsuits were filed, each of which is substantially similar to the first lawsuit. The lawsuits were ultimately consolidated into a single action.

On May 20, 2010, the plaintiffs filed a single consolidated complaint, which serves as the only complaint in the combined litigation going forward. The consolidated complaint, like the previously filed complaints, alleges, among other things, that Symyx’s directors breached their fiduciary duties to the stockholders of Symyx in connection with the proposed Merger, and seeks, among other things, to enjoin the defendants from completing the Merger pursuant to the terms of the Merger Agreement.

If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger pursuant to the terms of the Merger Agreement, such an injunction may prevent the completion of the Merger in the expected timeframe (or altogether).

Update on Background of the Merger

On May 18, 2010, the Competitor submitted a revised proposal to acquire all of the outstanding capital stock of Symyx for $6.50 per share through a two-step cash tender offer followed by a merger. This revised proposal again included a list of due diligence requests, an equity commitment from the private equity fund sponsor of the Competitor and a proposed merger agreement, including a draft marked to show changes from the Merger Agreement. On May 20, 2010, the Symyx board of directors held a meeting to consider the revised proposal. After evaluating the proposal in consultation with Symyx’s management, financial advisor and outside counsel, the board determined that the proposal was inadequate, from a financial point of view, considering the price offered in comparison to the terms of the proposed Merger and long-term value which the Merger could provide to Symyx stockholders, and Symyx’s valuation as a stand-alone company. The board concluded that the revised proposal did not constitute a superior offer for purposes of the Merger Agreement or a proposal that would reasonably be expected to result in a superior offer.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed transaction, Accelrys has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx because they contain important information about the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by directing a request when such a filing is made to Accelrys at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary.  Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at www.Symyx.com or the SEC’s website at www.sec.gov. Accelrys, Symyx and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Accelrys is also included in Accelrys’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Symyx Technologies, Inc.

Date: May 20, 2010	By:	/s/ Rex S. Jackson
Rex S. Jackson
Executive Vice President and
Chief Financial Officer